Contact

www.linkedin.com/in/graykent
(LinkedIn)

Top Skills

Technical Recruiting
Start-ups
Recruiting

Certifications

Inactive Certified Public Accountant

Kent Gray

Member Board Of Directors at Place Technology
San Francisco, California, United States

Summary

I have been in the staffing and recruiting industry for over 25 years. Initially, with a large national firm, where I progressed from an entry-level recruiter to a Regional Vice President. Next, I co-founded staffing and recruitment firms, CVPartners (CVP) and R&D Partners where I served as CEO.

CVP and R&D grew rapidly and received many awards including Best Place to Work, Fastest Growing Companies, Inc. 500, etc. CVP was sold in August, 2014, but R&D remains an independent national life sciences staffing firm.

As we grew the businesses, finding a workable software solution was a recurring source of frustration. After being on four systems in eleven years, it was time to build our own. In 2012, I co-founded Talent Rover, a fully integrated cloud-based software solution built on the industry's leading cloud development platform, Salesforce's force.com.

I was the lead investor and served as CEO until Talent Rover was acquired, in February, 2018, after several years of rapid international growth.

Experience

Place Technology
Member Board Of Directors
October 2019 - Present (4 years 1 month)
Austin, Texas Area

R&D Partners
CEO & Founder
January 2007 - November 2022 (15 years 11 months)

Talent Rover
CEO & Founder
2012 - 2018 (6 years)
San Francisco Bay Area

CVPartners
CEO & Founder
February 2001 - 2013 (12 years)

Kforce Inc.
Regional VP
1991 - 2000 (9 years)

Price Waterhouse Coopers
Audit Senior (New York)
1987 - 1990 (3 years)

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Education

University of Arkansas
BSBA, Accounting · (1983 - 1987)